CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements about expected events and the financial and operating performance of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”). Forward-looking statements include any statements that do not refer to historical facts. Forward-looking statements are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Such statements include, but are not limited to, statements related to the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses of the government, our customers and partners, joint venture operations and suppliers, on our business, financial condition and results of operations; and statements with respect to our objectives, goals, liquidity, sources of capital and our outlook including our estimated revenue and gross margins, cash flow from operations, Cash Operating Costs, EBITDA and Adjusted EBITDA (see Non-GAAP Measures), order backlog, order book of expected deliveries over the subsequent 12-months, future product costs and selling prices, future product sales and production volumes, expenses / costs, contributions and cash requirements to and from joint venture operations, our strategy, the markets for our products, and research and development activities, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict. In particular, these forward-looking statements are based on certain factors and assumptions relating to our expectations with respect to new and existing customer and partner relationships, the generation of new sales, producing, delivering, and selling the expected product and service volumes at the expected prices and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding technology and product development efforts, manufacturing capacity and cost, product and service pricing, market demand, and the availability and prices of raw materials, labour, and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel and joint venture operations, and on commercial activity and demand across our and our customers’, partners’ and joint venture businesses, and on global supply chains; global economic trends and geopolitical risks, including changes in the rates of investment or economic growth in our key markets, or an escalation of trade tensions such as those between the U.S. and China; market developments or customer actions (including developments and actions arising from the COVID-19 pandemic) that may affect levels of demand and/or the financial performance of the major industries and customers we serve, such as secular, cyclical and competitive pressures in the bus, truck, rail and marine sectors; the rate of mass adoption of our products or related ecosystem, including the availability of cost-effective hydrogen; changes in product or service pricing or cost; changes in our customers' requirements, the competitive environment and/or related market conditions; the relative strength of the value proposition that we offer our customers with our products or services; changes in competitive technologies, including battery and fuel cell technologies; product safety, liability or warranty issues; challenges or delays in our technology and product development activities; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing government or environmental regulations, including subsidies or incentives associated with the adoption of clean energy products, including hydrogen and fuel cells; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, working capital requirements, and joint venture capital contributions; our ability to protect our intellectual property; our ability to extract value from joint venture operations; currency fluctuations, including the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; potential merger and acquisition activities, including risks related to integration, loss of key personnel, disruptions to operations, costs of integration, and the integration failing to achieve the expected benefits of the transaction; the general assumption that none of the risks identified in the Risks and Uncertainties section of this document or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements. The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis (“MD&A”). Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any updates or revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A including the occurrence of unanticipated events.

MANAGEMENT’S DISCUSSION AND ANALYSIS
August 5, 2021

Section	Description
1.Introduction	1.1 Preparation of the MD&A 1.2 Disclosure Controls and Procedures and Internal Controls over Financial Reporting 1.3 Risks and Uncertainties
2. Core Strategy and Business	2.1 Core Business 2.2 Strategic Imperatives
3. 2021 Business Outlook	3.1 2021 Business Outlook
4. Recent Developments (Including Contractual Updates)	4.1 Corporate 4.2 China 4.3 Europe 4.4 North America and Other
5. Results of Operations
5.1 Operating Segments
5.2 Summary of Key Financial Metrics –
Three months ended June 30, 2021
5.3 Operating Expenses and Other Items –
Six months ended June 30, 2021
5.4 Operating Expenses and Other Items –
Three and six months ended June 30, 2021
5.5 Summary of Quarterly Results

6. Cash Flow, Liquidity and Capital Resources
6.1 Summary of Cash Flows
6.2 Cash Provided by (Used by) Operating Activities
6.3 Cash Provided by (Used by) Investing Activities
6.4 Cash Provided by (Used by) Financing Activities
6.5 Liquidity and Capital Resources

7. Other Financial Matters	7.1 Off Balance Sheet Arrangements and Contractual Obligations 7.2 Related Party Transactions 7.3 Outstanding Share and Equity Information
8. Use of Proceeds	8.1 Reconciliation of Use of Proceeds from Previous Financings
9. Accounting Matters	9.1 Overview 9.2 Critical Judgments in Applying Accounting Policies 9.3 Key Sources of Estimation Uncertainty 9.4 Recently Adopted Accounting Policy Changes 9.5 Future Accounting Policy Changes
10. Supplemental Non-GAAP Measures and Reconciliations	10.1 Overview 10.2 Cash Operating Costs 10.3 EBITDA and Adjusted EBITDA 10.4 Adjusted Net Loss

1. INTRODUCTION
1.1 Preparation of the MD&A
This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”) is prepared as of August 5, 2021 and should be read in conjunction with our unaudited condensed consolidated interim financial statements and accompanying notes for the three and six months ended June 30, 2021 and with our audited consolidated financial statements for the year ended December 31, 2020. The results reported herein are presented in U.S. dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Additional information relating to the Company, including our Annual Information Form, is filed with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov) and is also available on our website at www.ballard.com.
1.2 Disclosure Controls and Procedures and Internal Controls over Financial Reporting
Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosures. We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the three and six months ended June 30, 2021, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering all our subsidiaries including Ballard Power Systems Europe A/S, Ballard Fuel Cell Systems Inc., and Guangzhou Ballard Power Systems Co., Ltd.
1.3 Risks and Uncertainties
An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described in our Annual Information Form are not the only ones that we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities.
2. CORE BUSINESS AND STRATEGY
2.1 Core Business
At Ballard, our vision is to deliver fuel cell power for a sustainable planet. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell power system development and commercialization.
Our principal business is the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on our power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer, and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of PEM fuel cell applications.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol, or other hydrocarbon fuels, or from water through electrolysis. Ballard’s PEM fuel cell products typically feature high fuel efficiency, relatively low operating temperature, high durability, low noise and vibration, compact size, quick response to changes in electrical demand, and modular design. Embedded in each Ballard fuel cell product lies a stack of unit cells designed with our proprietary PEM fuel cell technology, which include membrane electrode assemblies, catalysts, plates, and other key components, and draw on intellectual property from our patent portfolio, together with our extensive experience and know-how, in key areas of PEM fuel cell stack design, operation, production processes and systems integration.
We are based in Canada, with head office, research, technology and product development, testing, manufacturing and service facilities in Burnaby, British Columbia. We also have a sales, assembly, service and research and development facility in Hobro, Denmark, and a sales, service, quality and supply chain office in Guangzhou, Guangdong Province, China.
We also have a non-controlling, 49% interest, in Weichai Ballard Hy-Energy Technologies Co., Ltd. (“Weichai Ballard JV”), located in Weifang, Shandong Province, China. Weichai Ballard JV will manufacture Ballard’s LCS fuel cell stack and LCS-based power modules for bus, commercial truck, and forklift applications with certain exclusive rights in China.
In addition, we have a non-controlling 10% interest in Guangdong Synergy Ballard Hydrogen Power Co., Ltd. (“Synergy Ballard JVCo”), located in Yunfu, Guangdong Province, China. Synergy Ballard JVCo manufactures fuel cell stacks utilizing our FCveloCity®-9SSL fuel cell stack technology for use primarily in fuel cell engines assembled in China to provide propulsion power for zero-emission fuel cell electric buses and commercial vehicles with certain exclusive rights in China.
2.2Strategic Imperatives
We strive to build value for our shareholders by developing, manufacturing, selling, and servicing zero-emission, industry-leading PEM fuel cell technology products and services to meet the needs of our customers in select target markets.
Our strategy supports commercialization, revenue, and profitability, while also enabling future value based on longer-term market opportunities for our technology, products, and intellectual property.
Our two-pronged approach is to build shareholder value through the sale and service of power products and the delivery of technology solutions. In power product sales, our focus is on meeting the power needs of our customers by delivering high value, high reliability, high quality, and innovative PEM fuel cell products. Through technology solutions, our focus is on enabling our customers to solve their technical and business challenges and accelerate the adoption of fuel cell technology by delivering customized, high value, bundled technology solutions, including specialized engineering services, access to our intellectual property portfolio and know-how through licensing or sale, and by providing technology component supply.
As part of our strategy, we have been working to develop a local fuel cell supply chain and related ecosystem to address new-energy bus and commercial vehicle markets in China. We believe this strategy aligns with current and expected local content requirements for government subsidies supporting the adoption of fuel cell electric vehicles (“FCEVs”). Key elements of our strategy include adopting a business model in which we seek to mitigate market adoption risk and capital investment by engaging in partnerships with local companies that are well positioned in their respective market.

We have established and are pursuing technology transfer and licensing opportunities with Chinese partners in order to localize the manufacture of Ballard-designed fuel cell modules and fuel cell stacks for heavy-duty motive applications in China, including bus, commercial vehicles, material handling and light-rail applications.
We have strengthened our financial position, thereby providing additional flexibility to fund our growth strategy, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments. This includes significant investment in next generation products and technology, including our proprietary membrane electrode assemblies (“MEAs”), stacks, modules, and systems integration; advanced manufacturing processes, technologies, and equipment; and technology and product cost reduction.
3.     2021 BUSINESS OUTLOOK
3.1    2021 Business Outlook
Consistent with the Company’s past practice, and in view of the early stage of hydrogen fuel cell market development and adoption, and the ongoing uncertainties resulting from the COVID-19 pandemic, we are not providing specific financial performance guidance for 2021.
We continue to maintain focus on Heavy- and Medium-Duty Motive applications – including bus, commercial truck, train, and marine markets – to increase penetration in the key markets of China, Europe, and California. We also continue to see opportunities in additional geographic markets and therefore anticipate projects that will begin to expand our reach beyond these initial key markets. In particular:
•In 2021, we continue to invest significantly in additional technology and product innovation and development across bus, truck, rail, and marine applications, including next-generation MEAs, plates, stacks, and modules. This is expected to include collaboration with MAHLE Group (“MAHLE”) on the design of fuel cell engines for large commercial trucks for Europe and the formation of a strategic alliance with Linamar Corporation (“Linamar”) for the co-development and sale of fuel cell powertrains and components for class 1 and 2 vehicles, weighing up to 5-tons, initially in North America and Europe. We will also continue to invest in the customer experience in these markets. We have also recently expanded our MEA production capacity 6-times at our Vancouver headquarter facility which is expected to enable production of approximately 6 million MEAs annually. We also continue to review options for further localization of production capacity in China and Europe. Furthermore, corporate development work continues to be an important priority this year, including potential acquisitions in an effort to accelerate customer adoption, expand our capabilities, and simplify our customer’s experience.
•During 2021, we have a commitment to make contributions totaling approximately $11.4 million (including $6.1 million which was contributed in the first half of 2021) towards our pro rata ownership share of Weichai Ballard JV in China. This is in addition to $57.7 million contributed cumulatively through 2020, as part of Ballard’s total capital commitment of approximately $79.5 million.

•In Europe during 2021, we continue to expect to deliver a significant number of modules to support deployments of fuel cell electric buses (“FCEBs”) in a number of countries. We also expect increased market activity for FCEBs, which may result in additional module purchase orders for delivery in future years. In addition, we now expect increased shipments of backup power systems in Europe in 2021 as opposed to being relatively flat as compared to 2020. We also plan to continue execution of our automotive program with Audi in 2021 prior to its expected wind-down in August 2022.
•Within North America during 2021, we continue to expect continued market activity for FCEBs and fuel cell-powered trucks, which may result in additional module purchase orders for delivery in future years. In addition, we continue to expect the volume of fuel cell stack shipments for material handling applications to be relatively flat as compared to 2020.
Our expectations for 2021 are supported by our 12-month Order Book of approximately $80.6 million which is derived from our Order Backlog of approximately $113.3 million as of June 30, 2021. Our Order Backlog represents the estimated aggregate value of orders at a given time for which customers have made contractual commitments and our 12-month Order Book represents the aggregate expected value of that portion of the Order Backlog that the Company expects to deliver in the subsequent 12-month period.
Our expectations for 2021 are based on our internal forecast which reflects an assessment of overall business conditions and takes into account actual sales and financial results in the first seven months of 2021; sales orders received for units and services expected to be delivered in the remainder of 2021; an estimate with respect to the generation of new sales and the timing of deliveries in each of our markets for the balance of 2021; and assumes an average U.S. dollar exchange rate in the high $0.70’s in relation to the Canadian dollar for 2021.
The primary risk factors to our expectations for 2021 are customer, production, or program delays or cancellations in delivering against existing power products and technology solutions orders and delays from forecast in terms of closing and delivering expected sales primarily in our Heavy-Duty Motive market including expected sales to Weichai Ballard JV and Synergy Ballard JVCo and the timing of sales of that inventory by those respective joint ventures to end-customers in China; adverse macro-economic conditions including trade, public health (including the ongoing impact of the COVID-19 pandemic), and other geopolitical risks; changes in government subsidy and incentive programs; inadequate investment in hydrogen infrastructure and / or excessive hydrogen fuel costs, all of which could negatively impact our customers’ access to capital and the success of their program plans which could adversely impact our business; disruptions in our Heavy-Duty market due to delays of supply of key materials and components from third party suppliers; disruptions in our Technology Solutions market as a result of our significant reliance on a limited number of customers including Audi and Weichai Ballard JV which are reliant on their internal commercialization plans and budget requirements; disruptions in our Technology Solutions market as a result of delays in achieving program milestones; disruptions in the Material Handling market as a result of our reliance on a single customer in this market and that customer’s internal stack development and commercialization plans; and fluctuations in the Canadian dollar relative to the U.S. dollar, as a significant portion of our Technology Solutions revenues (including the technology development and engineering services agreement with Audi) are priced in Canadian dollars.

Our Order Backlog and our 12-month Order Book are currently comprised of a relatively limited number of contracts and a relatively limited number of customers. Given the relative immaturity of our industry and customer deployment programs, our Order Backlog and 12-month Order Book are potentially vulnerable to risk of cancellation, deferral or non-performance by our customers for a variety of reasons, including: risks related to continued customer commitment to a fuel cell program; risks related to customer liquidity; credit risks; risks related to changes, reductions or eliminations in government policies, subsidies and incentives; risks related to macro-economic conditions including trade, public health (including the ongoing impact of the COVID-19 pandemic), and other geopolitical risks; risks related to slower market adoption; risks related to vehicle integration challenges; risks related to the development of effective hydrogen refueling infrastructure; risks related to the ability of our products to meet evolving market requirements; and supplier-related risks.
Furthermore, potential fluctuations in our financial results make financial forecasting difficult. In addition, due to the early stage of development of the market for hydrogen fuel cell products, it is difficult to accurately predict future revenues, cash flows or results of operations on a quarterly basis. The Company’s revenues, cash flows and other operating results can vary significantly from quarter to quarter. As a result, quarter-to-quarter comparisons of revenues, cash flows and other operating results may not be meaningful; instead, we believe our operating performance should be assessed over a number of quarters and years. It is likely that in one or more future quarters, financial results will fall below the expectations of securities analysts and investors and the trading price of the Company's shares may be materially and adversely affected as a result.
4.RECENT DEVELOPMENTS (Including Contractual Updates)
4.1     Corporate
Ballard and Gore Team up to Advance Fuel Cell Growth
On June 9, 2021, we announced a multi-year fuel cell supply agreement with W. L. Gore & Associates (“Gore”) honoring the two companies’ prior collaborations and supply partnerships, while commemorating their new commitment to advance the benefits and applications of fuel cell technologies. Both companies are excited about advancing this technology for applications around the globe. Ballard chose to collaborate with Gore due to Gore’s history of innovation, and multi-decade expertise in membrane technology:
•Gore produced the first commercially-adopted membrane for passenger vehicles, and since 1994 has been advancing the performance of PEM for other applications.
•The advanced technology of the GORE-SELECT® Membrane enables more compact, durable, and higher-output fuel cells proven to extend the life of the system.

Ballard and Linamar Form Strategic Alliance to Develop Fuel Cell Solutions for Light-Duty Vehicles
On May 3, 2021, we announced with Linamar Corporation (“Linamar”) the formation of a strategic alliance for the co-development and sale of fuel cell powertrains and components for class 1 and 2 vehicles, weighing up to 5-tons, initially in North America and Europe.

In the initial phase of work under a Framework Agreement, a fuel cell powertrain solution will be developed, with Ballard providing the fuel cell subsystem and Linamar providing the rolling chassis, tanks, enclosures, cradles, and other balance of plant needs as well as final assembly. If the testing of the demonstration platform is successful, Ballard and Linamar contemplate the formation of a joint venture to sell and support powertrains with fuel cell systems and an interchangeable rolling chassis for use in a range of light-duty class 1 and 2 vehicles, including passenger cars, SUV’s, light trucks, and commercial vans.
Ballard Issues Environment, Social and Governance Report (“ESG”) 2020
On April 22, 2021, we announced the publication of our second annual ESG report, highlighting the Company’s 2020 performance in a number of key areas relevant to long-term sustainability of its business, and demonstrating an ongoing commitment to transparency and environmental leadership in the fuel cell industry. In 2020 and to-date in 2021, we continued our work toward the Company’s “Mission Carbon Zero 2030” initiative with a goal of achieving carbon neutrality by 2030.
4.2     China
Weichai Power Co., Ltd. and Weichai Ballard Hy-Energy Technologies Co., Ltd.
On November 13, 2018, we announced the closing of a strategic collaboration transaction with Weichai. Ballard’s strategic collaboration with Weichai included:
•Equity Investment – an equity investment in Ballard made by Weichai representing a 19.9% interest in the Company at that time. Weichai currently holds an approximate 15.5% interest in Ballard.
Ballard entered into an investor rights agreement with Weichai under which: (a) so long as Weichai directly or indirectly holds at least 10% of Ballard’s outstanding shares, it has an anti-dilution right entitling it to maintain its percentage ownership in Ballard by subscribing for Common Shares from treasury at the same price as Ballard distributes Common Shares to other investors (to date, Weichai’s anti-dilution rights with respect to all previous offerings of the Company have expired unexercised); (b) for so long as Weichai directly or indirectly holds at least 15% of Ballard’s outstanding Common Shares, it has the right to nominate two directors to Ballard’s board of directors; and (c) if there is a third-party offer to buy Ballard, Weichai has the right to make a superior proposal or otherwise it must vote its Common Shares in accordance with the recommendation of Ballard’s board of directors.
•China Joint Venture and Technology Transfer Agreement – Weichai and Ballard have established a joint venture company in Shandong Province to support China’s Fuel Cell Electric Vehicle market, with Weichai holding a controlling ownership interest of 51% and Ballard holding a 49% ownership position. The Weichai Ballard JV, Weichai Ballard Hy-Energy Technologies Co., Ltd., was established in the fourth quarter of 2018 with Weichai making an initial capital contribution in 2018 of RMB 102 million and Ballard making an initial capital contribution of $14.3 million (RMB 98 million equivalent). During fiscal 2019 and fiscal 2020, Weichai made its planned second through seventh capital contributions totaling RMB 311.1 million, and Ballard made its planned second through seventh capital contributions totaling $43.4 million (RMB 298.9 million equivalent). During the first half of 2021, Weichai made its planned eighth and ninth capital contributions totaling RMB 40.8 million, and Ballard made its planned eighth and ninth capital contributions totaling $6.1 million (RMB 39.2 million equivalent). Weichai and Ballard will fund pro rata shares of the Weichai Ballard JV based on an agreed business plan. Weichai holds three of five Weichai Ballard JV board seats and Ballard holds two, with Ballard having certain shareholder protection provisions.

The Weichai Ballard JV will manufacture Ballard’s next-generation LCS fuel cell stack and FCgen®-LCS-based power modules for bus, commercial truck, and forklift applications with exclusive rights in China and will pay Ballard a total of $90 million under a program to develop and transfer technology to the Weichai Ballard JV in order to enable these manufacturing activities. Revenue earned from the $90 million Weichai Ballard JV technology transfer agreement ($4.6 million in the second quarter of 2021; $8.9 million in the first half of 2021; $4.8 million in the second quarter of 2020; $9.4 million in the first half of 2020; $21.2 million in fiscal 2020; $22.5 million in fiscal 2019; $1.2 million in fiscal 2018) is recorded as Technology Solutions revenues. During the fourth quarter of 2018, we received an initial 10% or $9.0 million prepayment from Weichai Ballard JV for this program with additional amounts paid to us as program milestones are successfully completed. We retain an exclusive right to the developed technologies outside China, subject to certain restrictions on sublicensing outside China. The Weichai Ballard JV will also purchase MEAs for FCgen®-LCS fuel cell stacks exclusively from Ballard under a long-term supply agreement.
•Fuel Cell Sales – Weichai has indicated that it intends to build and supply at least 2,000 fuel cell modules using Ballard technology by 2022 for commercial vehicles in China. Specific terms related to the source and scope of supply, product mix, pricing and timing of shipments are subject to future agreement between the parties and the Weichai Ballard JV.
On May 1, 2019, we announced that we reached agreement with Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China. The order has a total value of approximately $44 million to Ballard. Once assembled by Weichai Ballard JV, final products will be used to support initial deployments against Weichai’s commitment to supply a minimum of 2,000 fuel cell modules for commercial FCEVs in China. All products and components to be supplied by Ballard are based on Ballard’s next-generation LCS stack technology. Revenue earned from these agreements ($2.0 million in the second quarter of 2021; $2.3 million in the first half of 2021; $4.0 million in the second quarter of 2020; $12.9 million in the first half of 2020; $14.8 million in fiscal 2020; $14.7 million in fiscal 2019) is recorded as Heavy-Duty Motive revenues.
As of June 30, 2021, an additional $13.7 million of revenue associated with shipments on these orders to Weichai Ballard JV remain unrecognized until these products are ultimately sold by Weichai Ballard JV.
On December 16, 2019, we announced the receipt of an additional purchase order from Weichai Ballard JV for the delivery of MEAs valued at approximately $19 million under a long-term MEA supply agreement. Revenue earned from this agreement ($1.0 million in the second quarter and first half of 2021; $2.2 million in the second quarter and first half of 2020; $8.8 million in fiscal 2020) is recorded as Heavy-Duty Motive revenues. As of June 30, 2021, an additional $9.4 million of revenue associated with shipments on this order to Weichai Ballard JV remain unrecognized until these products are ultimately sold by Weichai Ballard JV.
The Weichai Ballard JV operation, located in Shandong Province, China, has commenced production activities and assembly of next-generation LCS fuel cell stacks and LCS-based modules to power FCEVs for the China market. The Weichai Ballard JV is expected to have initial annual production capacity of 20,000 fuel cell stacks, or approximately 10,000 modules, based on a two-shift operation.

Guangdong Synergy Ballard Hydrogen Power Co., Ltd.
During 2017, the FCveloCity®-9SSL fuel cell stack joint venture operation in the city of Yunfu in China’s Guangdong Province commenced operations. Ballard has a non-controlling 10% interest in the joint venture, Synergy Ballard JVCo, together with our partner Guangdong Nation Synergy Hydrogen Power Technology Co., Ltd. (a member of the “Synergy Group”) who has a 90% interest. The fuel cell stacks manufactured by Synergy Ballard JVCo are expected to be used primarily in fuel cell engines assembled in China to provide propulsion power for zero-emission fuel cell electric buses and commercial vehicles in China. The Synergy Ballard JVCo operation is designed to achieve an annualized production capacity of approximately 20,000 fuel cell stacks.
Synergy Ballard JVCo retains an exclusive right to manufacture and sell FCveloCity®-9SSL stacks in China until September 30, 2026. Exclusivity is subject to Synergy Ballard JVCo maintaining certain performance criteria, including compliance with: a code of ethics; Ballard’s quality policies and branding practices; payment terms; certain intellectual property covenants; achievement of certain minimum annual MEA volume commitments through 2026; and certain financing conditions.
Revenue earned from MEA and other supply agreements with Synergy Ballard JVCo ($0.3 million in the second quarter; $0.4 million in the first half of 2021; $0.2 million in the second quarter of 2020; $0.3 million in the first half of 2020; $8.2 million in fiscal 2020; $8.7 million in fiscal 2019) is recorded as Heavy-Duty Motive revenues.
Ballard has the exclusive right to purchase FCveloCity®-9SSL fuel cell stacks and sub-components from Synergy Ballard JVCo for sale outside China. Ballard contributed approximately $1.0 million for our 10% interest in Synergy Ballard JVCo in 2017, currently recognized at nil value. We have no obligation to provide future funding to Synergy Ballard JVCo.
4.3     Europe
Fusion-Fuel
On July 27, 2021, we announced the receipt of a purchase order for one of our 200-kilowatt FCwaveTM fuel cell modules from Fusion-Fuel, an innovative green hydrogen solutions company headquartered in Portugal, to be integrated into Fusion-Fuel’s H2Evora project in the Évora region of Portugal. The H2Evora project will use Fusion-Fuel’s new HEVO electrolyzer design to produce green hydrogen that will power the FCwaveTM module for generation of zero-emission electricity. Ballard plans to deliver the FCwaveTM module to Fusion-Fuel in 2021.
Siemens AG
On November 14, 2017, we announced the signing of a multi-year Development Agreement with Siemens AG (“Siemens”) for the development of a zero-emission fuel cell engine to power Siemens’ Mireo light rail train. The Development Agreement has a contemplated value of approximately $9.0 million to Ballard. Under the terms of the Development Agreement, Ballard will develop a 200-kilowatt fuel cell engine for integration into Siemens’ new Mireo train platform. Initial deployments of the fuel cell powered Mireo train are planned for 2021.
On July 15, 2021, we announced that the receipt of a purchase order for two of our 200-kilowatt (kW) fuel cell modules from Siemens to power a 2-car Mireo Plus H passenger train through a trial operation in Bavaria, Germany. The 200kW fuel cell module has been developed and tested under the Development Agreement with Siemens discussed above, in order to provide primary propulsion power for the Mireo Plus H light rail train. Ballard plans to deliver the modules ordered by Siemens for the trial operation in Bavaria in 2022.

Revenue earned from this and other agreements with Siemens ($0.6 million in the second quarter of 2021; $1.0 million in the first half of 2021; $0.3 million in the second quarter of 2020; $0.7 million in the first half of 2020; $0.9 million in fiscal 2020; $3.2 million in fiscal 2019; $1.8 million in fiscal 2018) is recorded as Technology Solutions revenue.
Solaris Bus & Coach S.A.
On May 27, 2021, we announced purchase orders from Solaris Bus & Coach S.A. (“Solaris), a leading European bus and trolleybus manufacturer and Ballard partner headquartered in Bolechowo, Poland, for 13 of our FCmove™ fuel cell modules to power 13 FCEBs deployed with In-der-City-Bus GmbH (“ICB”), which operates bus routes in Frankfurt, Germany. We plan to ship the modules in 2021 and the buses are planned for deployment in 2022.
On February 2, 2021, we announced purchase orders from Solaris for 10 Ballard FCmove™ fuel cell modules to power 10 FCEBs in the Netherlands. We plan to ship the modules in 2021 to power 10 Solaris Urbino 12 hydrogen buses planned for deployment with Arriva Nederland in the Province of Gelderland, the Netherlands later in 2021. These will replace diesel buses currently in service.
On April 28, 2020, we announced a purchase order from Solaris for 20 of our 70-kilowatt heavy-duty FCmove™-HD fuel cell modules. These modules will power 20 Solaris Urbino 12 hydrogen buses planned for deployment in The Netherlands, under the Joint Initiative For Hydrogen Vehicles Across Europe (“JIVE 2”) funding program. The buses will be operated by Connexxion, which provides transport services for South Holland province. Shipments of the 20 FCmove™-HD modules to Solaris began in 2020 and are expected to be fully delivered by the end of the third quarter of 2021 to match the timing for bus builds and deployments.
On March 12, 2020, we announced a purchase order from Solaris for 25 of our 70-kilowatt heavy-duty FCmove™-HD fuel cell modules. These 25 modules will power 15 Solaris Urbino 12 hydrogen buses planned for deployment in Cologne, Germany and 10 Urbino 12 hydrogen buses planned for deployment in Wuppertal, Germany, all under the JIVE 2 funding program. Shipment of the 25 FCmove™-HD modules to Solaris began in 2020 and all of these modules were fully delivered by the end of the second quarter of 2021 to match the timing for the bus builds and deployments.
Revenue earned from all supply agreements with Solaris ($2.6 million in the second quarter of 2021; $4.0 million in the first half of 2021; $0.1 million in the second quarter and first half of 2020) is recorded as Heavy-Duty Motive revenues.
Wrightbus
On March 9, 2021, we announced the receipt of follow-on purchase orders from Wrightbus, a leading bus OEM and Ballard partner headquartered in Northern Ireland, for a total of 50 fuel cell modules to power FCEBs, planned for deployment in a number of U.K. cities including Birmingham, Aberdeen, London, and Belfast. The buses will be partially funded under the JIVE (Joint Initiative For Hydrogen Vehicles Across Europe) program.
Ballard, Wrightbus, and Ryse Hydrogen are founding members of the H2Bus Consortium, announced in June 2019, and focused on deployment of at least 1,000 zero-emission Fuel Cell Electric Buses and related infrastructure in European cities at commercially competitive rates.
Revenue earned from all supply agreements with Wrightbus ($2.3 million in the second quarter of 2021; $4.0 million in the first half of 2021; $2.1 million in the second quarter of 2020; $2.7 million in the first half of 2020) is recorded as Heavy-Duty Motive revenues.

Van Hool NV
On December 17, 2020, we announced a purchase order from Van Hool, a leading bus OEM and Ballard partner headquartered in Belgium, for 10 fuel cell modules to power Van Hool A330 buses to be deployed in Emmen, the Netherlands, under the JIVE2 funding program. We plan to deliver the 10 fuel cell modules in 2021 to power 10 Van Hool A330 model FCEBs that are planned for deployment with Groningen-Drenthe and Qbuzz, the public transport agency in Emmen, by 2022.
Revenue earned from all supply agreements with Van Hool (nil in the second quarter of 2021; $1.4 million in the first half of 2021; $1.7 million in the second quarter of 2020; $2.3 million in the first half of 2020) is recorded as Heavy-Duty Motive revenues.
Audi AG
On June 11, 2018, we announced the signing of a 3.5-year extension to our technology solutions contract with Audi AG (“Audi”), part of the Volkswagen Group, extending the program to August 2022. The program, through a series of technical milestone awards, encompasses automotive fuel cell stack development as well as system design support activities for the benefit of Audi. Ballard engineers are leading critical areas of fuel cell product design – including the MEA, plate and stack components – along with certain testing and integration work.
Revenue earned from this and other agreements with Audi ($2.8 million in the second quarter of 2021; $4.8 million in the first half of 2021; $2.6 million in the second quarter of 2020; $8.4 million in the first half of 2020; $16.0 million in fiscal 2020; $26.7 million in fiscal 2019; $26.6 million in fiscal 2018) is recorded as Technology Solutions revenues.

4.4     North America and Other
Tata Motors
On July 8, 2021, we announced the receipt of a purchase order for 15 of our 70-kilowatt FCmoveTM-HD fuel cell modules from Tata Motors (“Tata”), headquartered in Mumbai, India, to power 15 of Tata’s zero-emission FCEBs. We plan to complete delivery of all 15 modules by the end of 2022. The buses are planned for deployment in Faridabad, the largest city in the National Capital Region of Delhi. Tata Motors is a multinational firm and is part of Tata Group. It is India’s largest manufacturer of commercial vehicles and a leading bus manufacturer in India.
The 15 buses will be supplied by Tata to the Research & Development Centre of Indian Oil Corporation Limited (“IOCL”). Tata and IOCL will jointly study the potential of fuel cell technology for commercial vehicles, including testing, maintenance, and operation of the FCEBs in real-world public transport conditions in India’s National Capital Region. IOCL will also generate and dispense the hydrogen fuel to be used by the Ballard modules in these buses. Revenue earned from all supply agreements with Tata will be recorded as Heavy-Duty Motive revenues.
New Flyer
On June 22, 2021, we announced that the receipt of a follow-on purchase order from New Flyer, North America’s heavy-duty transit bus leader and Ballard partner, for 20 of our fuel cell modules to power 20 New Flyer Xcelsior® model FCEBs, planned for deployment with Alameda-Contra Costa Transit District (“AC Transit”) in Oakland, California. We plan to deliver all 20 of the modules to New Flyer in 2021 and deployment of the New Flyer buses will bring the total number of Ballard-powered FCEBs operated by AC Transit to 31.
The California Air Resources Board (“CARB”) has passed an Innovative Clean Transit (“ICT”) regulation requiring a growing proportion of buses purchased by transit agencies in the state to be zero-emission. The goal of the ICT regulation is for 100% of all transit buses operating in the state to be zero-emission by 2040. To accomplish this, 25% of buses purchased by California transit agencies must be zero-emission beginning in 2023, rising to 50% by 2026 and 100% by 2029. Ballard is seeing increased market interest from California transit authorities as they move to adopt zero-emission buses in compliance with ICT requirements.
Revenue earned from all supply agreements with New Flyer ($2.0 million in the second quarter of 2021; $2.7 million in the first half of 2021) is recorded as Heavy-Duty Motive revenues.
Membership in Hydra Consortium for Delivery of Fuel Cell-Powered Heavy-Duty Mobility in Mining
On April 20, 2021, we announced that we are a member of the Hydra Consortium – together with Mining3, a leading research organization in the global mining industry, and ENGIE, a global player in low-carbon energy and services. The Hydra Consortium will enable heavy-duty mobile mining equipment to run on renewable hydrogen, displacing diesel and decarbonizing the mining sector. Ballard will provide zero-emission fuel cell systems that run on hydrogen, to power mining equipment. The Hydra Consortium is actively working to validate the business case for a hydrogen fuel cell-based powertrain in heavy-duty mobility within the mining sector. To achieve the target of displacing diesel, several workstreams will be executed, including the design, manufacturing, and testing of a 200-kilowatt fuel cell plus battery powertrain prototype operating under mining conditions (altitude, dust, temperature, etc.). The fuel cell will use renewable hydrogen as fuel to generate electricity and power a mining vehicle, with the battery allowing for regenerative braking and also providing peak power.
Sierra Northern Railway
On April 19, 2021, we announced plans to provide fuel cell modules to Sierra Northern Railway (“Sierra”) – the freight division of privately-owned Sierra Energy Corporation, operating in Northern California – to power a zero-emission switching locomotive. A purchase order for the fuel cell modules is expected to be issued by Sierra by the end of 2021. The pilot program will be partially funded by a $4 million award from the California Energy Commission. Sierra plans to retire a diesel locomotive and replace it with a zero-emission switching locomotive powered by 200-kilowatts of Ballard’s FCmove®-HD fuel cell module and involving the integration of hydrogen storage together with advanced battery and systems control technologies. Ballard will participate in the program with a multi-company team and will provide applications engineering and field support through a 6-month demonstration period. Ballard plans to deliver FCmove®-HD fuel cell modules to Sierra by 2022, and Sierra intends to put the locomotive into service in 2023.
5.     RESULTS OF OPERATIONS
5.1     Operating Segments
We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of PEM fuel cell products for our power product markets of Heavy-Duty Motive (consisting of bus, truck, rail, and marine applications), Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.
5.2     Summary of Key Financial Metrics – Three Months Ended June 30, 2021
Revenue and Gross Margin

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2021	2020	$ Change	% Change
Heavy-Duty Motive	$11,024	$12,508	$(1,484)	(12)%
Material Handling	1,971	2,238	(267)	(12)%
Backup Power	2,819	1,250	1,569	125%
Technology Solutions	9,147	9,787	(640)	(7)%
Revenues	$24,961	$25,783	$(822)	(3)%
Cost of goods sold	21,175	20,272	903	4%
Gross Margin	$3,786	$5,511	$(1,725)	(31)%
Gross Margin %	15%	21%	n/a	(6 pts)
Fuel Cell Products and Services Revenues of $25.0 million for the second quarter of 2021 decreased (3%), or ($0.8) million, compared to the second quarter of 2020. The (3%) decrease was driven by lower Heavy-Duty Motive, Technology Solutions, and Material Handling revenues which more than offset the increase in Backup Power revenues.
Heavy-Duty Motive revenues of $11.0 million decreased ($1.5) million, or (12%), due primarily to lower shipments of fuel cell products to customers primarily in China. Excluding sales to Weichai Ballard JV in each of the respective periods, Heavy-Duty Motive revenues earned from other customers increased by $1.7 million in the second quarter of 2021 compared to the second quarter of 2020. Heavy-Duty Motive revenues on a quarter to quarter basis are also impacted by product mix due to varying customer requirements and various fuel cell products, including numerous power configurations required by our customers (and the resulting impact on selling price) of our fuel cell modules, fuel cell stacks, MEAs, and related component and parts kits. Heavy-Duty Motive revenues of $11.0 million in the second quarter of 2021 include $3.0 million to Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; $2.6 million to Solaris; $2.3 million to Wrightbus, and $2.0 million to New Flyer, primarily for shipments of FCveloCity®-HD7 and FCveloCity®-HDv8 fuel cell modules and related components for their respective bus and train programs; and $1.1 million for fuel cell products to other customers. Heavy-Duty Motive revenues of $12.5 million in the second quarter of 2020 include $6.2 million to Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; $2.1 million to Wrightbus and $1.7 million to Van Hool primarily for shipments of FCveloCity®-HD7 85-kilowatt fuel cell modules and related components for their respective bus programs; $1.5 million to Anglo American for shipments of FCveloCity®-HD 100 kilowatt (kW) fuel cell modules and related components for their mining project; and $1.0 million for fuel cell products to other customers.
Technology Solutions revenues of $9.1 million decreased by ($0.6) million, or (7%), due primarily to decreased amounts earned on programs with Nisshinbo. Revenues of $9.1 million in the second quarter of 2021 were from a variety of customer programs including revenue from the Weichai Ballard JV technology transfer program of $4.6 million; the Audi program of $2.8 million; the Siemens program of $0.6 million; Nisshinbo programs of $0.2 million; and $0.9 million from a variety of other customer programs. Revenues of $9.8 million in the second quarter of 2020 were from a variety of customer programs including revenue from the Weichai Ballard JV technology transfer program of $4.8 million; the Audi program of $2.6 million; the Siemens development program of $0.3 million; Nisshinbo programs of $1.0 million; and $1.1 million from a variety of other customer programs. Audi program revenues were also positively impacted by approximately $0.3 million in the second quarter of 2021, as compared to the second quarter of 2020, as a result of an approximate 11% higher Canadian dollar, relative to the U.S. dollar, as the Audi Agreement is priced in Canadian dollars. The underlying costs to satisfy the Audi Agreement are primarily denominated in Canadian dollars.
Backup Power revenues of $2.8 million increased $1.6 million, or 125%, due primarily to an increase in sales of backup power fuel cell stacks to Asia and Europe, combined with an increase in backup power product and service revenues in Europe.
Material Handling revenues of $2.0 million decreased ($0.3) million, or (12%), primarily as a result of lower shipments to Plug Power.
Fuel Cell Products and Services gross margins were $3.8 million, or 15% of revenues, for the second quarter of 2021, compared to $5.5 million, or 21% of revenues, for the second quarter of 2020. The decrease in gross margin of ($1.7) million, or (31%), was driven primarily by the (3%) decrease in total revenues, combined with a shift to lower overall product margin and service revenue mix resulting in an (6) percentage point decrease in gross margin as a percent of revenues.
Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2021	2020	$ Change	% Change
Research and Product Development (cash operating cost)	$12,425	$6,710	$5,715	85%
General and Administrative (cash operating cost)	4,857	2,824	2,033	72%
Sales and Marketing (cash operating cost)	2,842	1,650	1,192	72%
Cash Operating Costs	$20,124	$11,184	$8,940	80%
Cash Operating Costs and its components of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of Cash Operating Costs to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section and the reconciliation of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) to GAAP in the Operating Expense section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, the impact of unrealized gains or losses on foreign exchange contracts, acquisition costs and financing charges.
Cash Operating Costs (see Supplemental Non-GAAP Measures and Reconciliations) for the second quarter of 2021 was $20.1 million, an increase of $8.9 million, or 80%, compared to the second quarter of 2020. The $8.9 million, or 80%, increase was driven by higher research and product development cash operating costs of $5.7 million, by higher general and administrative cash operating costs of $2.0 million, and by higher sales and marketing cash operating costs of $1.2 million.
The increase in cash operating costs in the second quarter of 2021 was driven primarily by increased expenditure on technology and product development activities in Canada and Denmark related to the design and development of our next generation fuel cell stacks and modules for bus, truck, rail and marine applications, and the ongoing improvement of our existing fuel cell products, including activities related to product cost reduction. Increased program investment includes expenditures related to the launch of our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, the launch of our FCwaveTM Fuel Cell Module for marine applications, and on the ongoing improvement of all of our fuel cell products including our high performance fuel cell module, the

FCmove™-HD, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS.
These cost increases were also due to higher overall labour costs in Canada in the second quarter 2021 as a result of an approximate 11% higher Canadian dollar, relative to the U.S. dollar, and the resulting negative impact on our Canadian operating cost base, partially offset by increased government funding recoveries primarily in Canada as a result of qualifying for certain COVID-19 government recoveries in the second quarter of 2021. Government funding recoveries are reflected primarily as a cost offset against gross research and product development expenses. In addition, general and administrative costs are higher due to incurred COVID-19 administration costs, and higher legal and contract administration, insurance, recruiting, and professional fees, whereas sales and administrative costs are higher due to an increase in sales, consulting, and marketing labour costs in Canada and Europe primarily as a result of personnel increases.
Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2021	2020	$ Change	% Change
Adjusted EBITDA	$(19,653)	$(8,043)	$(11,610)	(144)%
    EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation of Adjusted EBITDA to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, unrealized gains or losses on foreign exchange contracts, finance and other income, and acquisition costs.
Adjusted EBITDA (see Supplemental Non-GAAP Measures and Reconciliations) for the second quarter of 2021 was ($19.7) million, compared to ($8.0) million for the second quarter of 2020. The ($11.6) million increase in Adjusted EBITDA loss was driven primarily the decrease in gross margin of ($1.7), by the increase in Cash Operating Costs of ($8.9) million, and by higher equity in loss of investment in joint venture and associates of ($1.3) million primarily attributed to the ongoing establishment of operations of Weichai Ballard JV.
Net Loss from Continuing Operations

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2021	2020	$ Change	% Change
Net loss from continuing operations	$(21,913)	$(10,745)	$(11,168)	(104)%
Net loss from continuing operations for the second quarter of 2021 was ($21.9) million, or ($0.07) per share, compared to a net loss from continuing operations of ($10.7) million, or ($0.04) per share, in the second quarter of 2020. The ($11.2) million increase in net loss in the second quarter of 2021 was driven primarily by the increase in Adjusted EBITDA loss of ($11.6) million, by higher stock-based compensation expense of ($1.0) million, partially offset by higher finance and other income of $2.7 million primarily as a result of increased investment and interest income on our cash, cash equivalents and short term investments, and increased foreign exchange gains attributable to the effect of the strengthening of the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position.
In addition, operating margins, and costs in the second quarter of 2021 were also impacted by the negative impact of a stronger Canadian dollar, relative to the U.S. dollar, as compared to the second quarter of 2020. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, gross margin, operating expenses, Adjusted EBITDA, and net loss from continuing operations are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately 11%, or 1000 basis points, higher in the first quarter of 2021 as compared to the first quarter of 2020, negative foreign exchange impacts on our Canadian operating margins and cost base were approximately ($2.0) million. A $0.01 increase in the Canadian dollar, relative to the U.S. dollar, negatively impacts annual operating margins and costs by approximately $0.8 million.
Net Loss from Discontinued Operations

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2021	2020	$ Change	% Change
Revenues	$—	$35	$(35)	(100%)
Cost of goods sold	—	189	(189)	100%
Gross margin	$—	$(154)	$154	100%
Operating expenses	—	(533)	533	100%
Net loss from discontinued operations	$—	$(687)	$687	100%
Net loss from discontinued operations for the second quarter of 2020 was ($0.7) million, or ($0.01) per share, and consist of the results of our former UAV business located in Southborough, Massachusetts that was sold in the fourth quarter of 2020.
5.3 Summary of Key Financial Metrics – Six Months Ended June 30, 2021
Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2021	2020	$ Change	% Change
Heavy-Duty Motive	$ 17,902	$ 22,830	$ (4,928)	(22%)
Material Handling	3,718	2,942	776	26%
Backup Power	3,573	2,496	1,077	43%
Technology Solutions	17,387	21,397	(4,010)	(19%)
Revenues	42,580	49,665	(7,085)	(14%)
Cost of goods sold	36,171	39,119	(2,948)	(8%)
Gross Margin	$ 6,409	$ 10,546	$ (4,137)	(39%)
Gross Margin %	15%	21%	n/a	(6 pts)
Fuel Cell Products and Services Revenues of $42.6 million for the first half of 2021 decreased (14%), or ($7.1) million, compared to the first half of 2020. The (14%) decrease was driven by lower Heavy-Duty Motive and Technology Solutions which more than offset increases in Backup Power and Material Handling revenues.
Heavy-Duty Motive revenues of $17.9 million decreased ($4.9) million, or (22%), due primarily to lower shipments of fuel cell products to customers primarily in China. Excluding sales to Weichai Ballard JV in each of the respective periods, Heavy-Duty Motive revenues earned from other customers increased by $6.8 million in the first half of 2021 compared to the first half of 2020. Heavy-Duty Motive revenues on a quarter to quarter basis are also impacted by product mix due to varying customer requirements and various fuel cell products, including numerous power configurations required by our customers (and the resulting impact on selling price) of our fuel cell modules, fuel cell stacks, MEAs, and related component and parts kits. Heavy-Duty Motive revenues of $17.9 million in the first half of 2021 include $3.3 million to Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; $4.0 million to Wrightbus, $4.0 million to Solaris; $2.7 million to New Flyer; $1.4 million to Van Hool, and $0.4 million to Arcola Energy primarily for shipments of FCveloCity®-HD7 and FCveloCity®-HDv8 fuel cell modules and related components for their respective bus and train programs; and $2.1 million for fuel cell products to other customers. Heavy-Duty Motive revenues of $22.8 million in the first half of 2020 include $15.0 million to Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; $2.7 million to Wrightbus and $2.3 million to Van Hool for shipments of FCveloCity®-HD7 85-kilowatt fuel cell modules and related components for their respective bus programs; $1.5 million to Anglo American for shipments of FCveloCity®-HD 100 kilowatt (kW) fuel cell modules and related components for their mining project; and $1.3 million for fuel cell products to other customers.
Technology Solutions revenues of $17.4 million decreased by ($4.0) million, or (19%), due primarily to decreased amounts earned on the Audi program. Technology Solutions revenues in the first half of 2021, as compared to the first half of 2020, continued to be impacted by a reduction in program scope as certain planned activities were completed, and by the deferral of development work on certain of our programs as a result of ongoing work, travel and other restrictions related to the COVID-19 pandemic. Revenues of $17.4 million in the first half of 2021 were from a variety of customer programs including revenue from the Weichai Ballard JV technology transfer program of $8.9 million; the Audi program of $4.8 million; the Siemens program of $1.0 million; Nisshinbo programs of $0.6 million; and $2.1 million from a variety of other customer programs. Revenues of $21.4 million in the first half of 2020 were from a variety of customer programs including revenue from the Weichai Ballard JV technology transfer program of $9.4 million; the Audi program of $8.4 million; the Siemens development program of $0.7 million; Nisshinbo programs of $1.2 million; and $1.7 million from a variety of other customer programs. Audi program revenues were also positively impacted by approximately $0.4 million in the first half of 2021, as compared to the first half of 2020, as a result of an approximate 9% higher Canadian dollar, relative to the U.S. dollar, as the Audi Agreement is priced in Canadian dollars. The underlying costs to satisfy the Audi Agreement are primarily denominated in Canadian dollars.
Material Handling revenues of $3.7 million increased $0.8 million, or 26%, primarily as a result of higher shipments to Plug Power.
Backup Power revenues of $3.6 million increased $1.1 million, or 43%, due primarily to an increase in sales of backup power fuel cell stacks to Asia and Europe, combined with an increase in power product and service revenues in Europe.
Fuel Cell Products and Services gross margins were $6.4 million, or 15% of revenues, for the first half of 2021, compared to $10.5 million, or 21% of revenues, for the first half of 2020. The decrease in gross margin of ($4.1) million, or (39%), was driven primarily by the (14%) decrease in total revenues, combined with a shift to lower overall product margin and service revenue mix resulting in an (6) percentage point decrease in gross margin as a percent of revenues.
Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2021	2020	$ Change	% Change
Research and Product Development (cash operating cost)	$21,212	$13,688	$7,524	55%
General and Administrative (cash operating cost)	7,996	5,776	2,220	38%
Sales and Marketing (cash operating cost)	5,235	3,451	1,784	52%
Cash Operating Costs	$34,443	$22,915	$11,528	50%
Cash Operating Costs and its components of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of Cash Operating Costs to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section and the reconciliation of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) to GAAP in the Operating Expense section. Cash Operating

Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, the impact of unrealized gains or losses on foreign exchange contracts, acquisition costs and financing charges.
Cash Operating Costs (see Supplemental Non-GAAP Measures and Reconciliations) for the first half of 2021 was $34.4 million, an increase of $11.5 million, or 50%, compared to the first half of 2020. The $11.5 million, or 50%, increase was driven by higher research and product development cash operating costs of $7.5 million, by higher general and administrative cash operating costs of $2.2 million, and by higher sales and marketing cash operating costs of $1.8 million.
The increase in cash operating costs in the first half of 2021 was driven primarily by increased expenditure on technology and product development activities in Canada and Denmark related to the design and development of our next generation fuel cell stacks and modules for bus, truck, rail and marine applications, and the ongoing improvement of our existing fuel cell products, including activities related to product cost reduction. Increased program investment includes expenditures related to the launch of our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, the launch of our FCwaveTM Fuel Cell Module for marine applications, and on the ongoing improvement of all of our fuel cell products including our high performance fuel cell module, the FCmove™-HD, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS.
These cost increases were also due to higher overall labour costs in Canada in the second quarter 2021 as a result of an approximate 9% higher Canadian dollar, relative to the U.S. dollar, and the resulting negative impact on our Canadian operating cost base, partially offset by increased government funding recoveries primarily in Canada as a result of qualifying for certain COVID-19 government recoveries in the second quarter of 2021. Government funding recoveries are reflected primarily as a cost offset against gross research and product development expenses. In addition, general and administrative costs are higher due to incurred COVID-19 administration costs, and higher legal and contract administration, insurance, recruiting, and professional fees, whereas sales and administrative costs are higher due to an increase in sales, consulting, and marketing labour costs in Canada and Europe primarily as a result of personnel increases.
Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2021	2020	$ Change	% Change
Adjusted EBITDA	$(33,626)	$(16,803)	$(16,823)	(100)%
    EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation of Adjusted EBITDA to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, unrealized gains or losses on foreign exchange contracts, finance and other income, and acquisition costs.
Adjusted EBITDA (see Supplemental Non-GAAP Measures and Reconciliations) for the first half of 2021 was ($33.6) million, compared to ($16.8) million for the first half of 2020. The ($16.8) million increase in Adjusted EBITDA loss was driven primarily the decrease in gross margin of ($4.1), by the increase in Cash Operating Costs of ($11.5) million, and by higher equity in loss of investment in joint venture and associates of ($1.8) million primarily attributed to the ongoing establishment of operations of Weichai Ballard JV.
Net Loss from Continuing Operations

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2021	2020	$ Change	% Change
Net loss from continuing operations	$(39,716)	$(23,848)	$(15,868)	(67)%
Net loss from continuing operations for the first half of 2021 was ($39.7) million, or ($0.14) per share, compared to a net loss from continuing operations of ($23.8) million, or ($0.10) per share, in the first half of 2020. The ($15.9) million increase in net loss in the first half of 2021 was driven primarily by the increase in Adjusted EBITDA loss of ($16.8) million, and higher stock-based compensation expense of ($2.3) million, partially offset by higher finance and other income of $3.7 million primarily as a result of increased investment and interest income on our cash, cash equivalents and short term investments, and increased foreign exchange gains attributable to the effect of the strengthening of the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position.
In addition, operating margins, and costs in the first half of 2021 were impacted by the negative impact of a stronger Canadian dollar, relative to the U.S. dollar, as compared to the first half of 2020. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, gross margin, operating expenses, Adjusted EBITDA, and net loss from continuing operations are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately 9%, or 700 basis points, higher in the first half of 2021 as compared to the first half of 2020, negative foreign exchange impacts on our Canadian operating margins and cost base were approximately ($2.8) million. A $0.01 increase in the Canadian dollar, relative to the U.S. dollar, negatively impacts annual operating margins and costs by approximately $0.8 million.
Net Income (Loss) from Discontinued Operations

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2021	2020	$ Change	% Change
Revenues	$—	$179	$(179)	(100%)
Cost of goods sold	—	198	(198)	(100%)
Gross margin	$—	$(19)	$19	100%
Operating recovery (expenses)	164	(1,068)	1,232	115%
Gain on sale of assets	—	—	—	-%
Net income (loss) from discontinued operations	$164	$(1,087)	$1,251	115%
Net loss from discontinued operations for the first half of 2020 was ($1.1) million, or ($0.00) per share, and consist of the results of our former UAV business located in Southborough, Massachusetts that was sold in the fourth quarter of 2020.
5.4     Operating Expenses and Other Items – Three and Six Months ended June 30, 2021
Research and product development expenses

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Research and product development	2021	2020	$ Change	% Change
Research and product development expense	$14,761	$8,109	$6,652	82%
Less: Depreciation and amortization expense	$(919)	$(638)	$(281)	(44%)
Less: Stock-based compensation expense	$(1,417)	$(761)	$(656)	(86%)
Research and Product Development (cash operating cost)	$12,425	$6,710	$5,715	85%
(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Research and product development	2021	2020	$ Change	% Change
Research and product development expense	$25,726	$16,194	$9,532	59%
Less: Depreciation and amortization expense	$(1,720)	$(1,281)	$(439)	(34%)
Less: Stock-based compensation expense	$(2,794)	$(1,225)	$(1,569)	(128%)
Research and Product Development (cash operating cost)	$21,212	$13,688	$7,524	55%
Research and Product Development (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Research and Product Development (cash operating cost) adjusts Research and product development expense for depreciation and amortization expense and stock-based compensation expense. See the reconciliation of the adjustments to Research and product development expense in the table above.
Research and product development expenses for the three months ended June 30, 2021 were $14.8 million, an increase of $6.7 million, or 82%, compared to the corresponding period of 2020.

Excluding depreciation and amortization expense of ($0.9) million and ($0.6) million, respectively, in each of the periods, and excluding stock-based compensation expense of ($1.4) million and ($0.8) million, respectively, in each of the periods, research and product development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $12.4 million in the second quarter of 2021, an increase of $5.7 million, or 85%, compared to the second quarter of 2020.
Research and product development expenses for the six months ended June 30, 2021 were $25.7 million, an increase of $9.5 million, or 59%, compared to the corresponding period of 2020. Excluding depreciation and amortization expense of ($1.7) million and ($1.3) million, respectively, in each of the periods, and excluding stock-based compensation expense of ($2.8) million and ($1.2) million, respectively, in each of the periods, research and product development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $21.2 million in the first half of 2021, an increase of $7.5 million, or 55%, compared to the first half of 2020.
The respective $5.7 million, or 85%, and $7.5 million, or 55%, increases in research and development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the second quarter and first half of 2021, as compared to the second quarter and first half of 2020, was driven primarily by increased expenditure on technology and product development activities in Canada and Denmark related to the design and development of our next generation fuel cell stacks and modules for bus, truck, rail and marine applications, and the ongoing improvement of our existing fuel cell products, including activities related to product cost reduction. Increased program investment includes expenditures related to the launch of our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, the launch of our FCwaveTM Fuel Cell Module for marine applications, and on the ongoing improvement of all of our fuel cell products including our high performance fuel cell module, the FCmove™-HD, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS.
These cost increases were also due to higher overall labour costs in Canada in 2021 as a result of an approximate 9% higher Canadian dollar, relative to the U.S. dollar, and the resulting negative impact on our Canadian operating cost base in the first half of 2021 compared to the first half of 2020. These cost increases were partially offset by increased government funding recoveries primarily in Canada as a result of qualifying for certain COVID-19 government recoveries in the second quarter and first half of 2021. Government funding recoveries are reflected primarily as a cost offset against gross research and product development expenses.
Depreciation and amortization expense included in research and product development expense for the three and six months ended June 30, 2021 was $0.9 million and $1.7 million, respectively, compared to $0.6 million and $1.3 million, respectively, for the corresponding periods of 2020. Depreciation and amortization expense relate primarily to amortization expense on our intangible assets and depreciation expense on our research and product development facilities and equipment.
Stock-based compensation expense included in research and product development expense for the three and six months ended June 30, 2021 was $1.4 million and $2.8 million, respectively, compared to $0.8 million and $1.2 million, respectively, for the corresponding periods of 2020. The increase in 2021 is due primarily to new equity awards granted in 2021 and 2020 to a wider employee base to help retain key personnel.

General and administrative expenses

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
General and administrative	2021	2020	$ Change	% Change
General and administrative expense	$6,383	$3,358	$3,025	90%
Less: Depreciation and amortization expense	$(503)	$(280)	$(223)	(80%)
Less: Stock-based compensation expense	$(799)	$(496)	$(303)	(61%)
Add: Impact of unrealized gains (losses) on foreign exchange contracts	$(224)	$242	$(466)	(193%)
General and Administrative (cash operating cost)	$4,857	$2,824	$2,033	72%

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
General and administrative	2021	2020	$ Change	% Change
General and administrative expense	$10,536	$8,205	$2,331	28%
Less: Depreciation and amortization expense	$(777)	$(559)	$(218)	(39%)
Less: Stock-based compensation expense	$(1,421)	$(893)	$(528)	(59%)
Add: Impact of unrealized gains (losses) on foreign exchange contracts	$(342)	$(977)	$635	65%
General and Administrative (cash operating cost)	$7,996	$5,776	$2,220	38%
General and Administrative (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. General and Administrative (cash operating cost) adjusts General and administrative expense for depreciation and amortization expense, stock-based compensation expense and the impact of unrealized gains or losses on foreign exchange contracts. See the reconciliation of the adjustments to General and administrative expense in the table above.
General and administrative expenses for the three months ended June 30, 2021 were $6.4 million, an increase of $3.0 million, or 90%, compared to the corresponding period of 2020. Excluding depreciation and amortization expense of ($0.5) million and ($0.3) million, respectively, in each of the periods, excluding stock-based compensation expense of ($0.8) million and ($0.5) million, respectively, in each of the periods, and excluding the impact of unrealized gains (losses) on foreign exchange contracts of ($0.2) and $0.2 million, respectively, in each of the periods, general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $4.9 million in the second quarter of 2021, an increase of $2.0 million, or 72%, compared to the second quarter of 2020.
General and administrative expenses for the six months ended June 30, 2021 were $10.5 million, an increase of $2.3 million, or 28%, compared to the corresponding period of 2020. Excluding depreciation and amortization expense of ($0.8) million and ($0.6) million, respectively, in each of the periods, excluding stock-based compensation expense of ($1.4) million and ($0.9) million, respectively, in each of the periods, and excluding the impact of unrealized gains (losses) on foreign exchange contracts of ($0.3) million and ($1.0) million, respectively, in each of the periods, general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $8.0 million in the first half of 2021, an increase of $2.2 million, or 38%, compared to the first half of 2020.
The respective $2.0 million, or 72%, and $2.2 million, or 38%, increases in general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the second quarter and first half of 2021, as compared to the second quarter and first half of 2020, was due primarily to incurred COVID-19 administration costs, by higher legal and contract administration, insurance, recruiting, and professional fees, and by higher overall labour costs in Canada in 2021 as a result of an approximate 9% higher Canadian dollar, relative to the U.S. dollar, and the resulting negative impact on our Canadian operating cost base in the first half of 2021 compared to the first half of 2020.
Depreciation and amortization expense included in general and administrative expense for the three and six months ended June 30, 2021 was $0.5 million and $0.8 million, respectively, compared to $0.3 million and $0.6 million, respectively, for the corresponding periods of 2020. Depreciation and amortization expense relate primarily to our office and information technology intangible assets including our ongoing investment in our ERP system.
Stock-based compensation expense included in general and administrative expense for the three and six months ended June 30, 2021 was $0.8 million and $1.4 million, respectively, compared to $0.5 million and $0.9 million, respectively, for the corresponding periods of 2020. The increase in 2021 is due primarily to new equity awards granted in 2021 and 2020 to a wider employee base to help retain key personnel.
The impact of unrealized gains (losses) on foreign exchange contracts included in general and administrative expense for the three and six months ended June 30, 2021 was ($0.2) million and ($0.3) million, respectively, in each of the periods, compared to $0.2 million and ($1.0) million, respectively, for the corresponding periods of 2020. We use forward foreign exchange contracts to help manage our exposure to currency rate fluctuations. We record these contracts at their fair value as of the balance sheet date as either assets or liabilities with any changes in fair value in the period recorded in profit or loss (general and administrative expense) as these contracts are not designated or qualified under hedge accounting criteria. As of June 30, 2021, we had outstanding foreign exchange currency contracts to purchase a total of Canadian $17.5 million at an average rate of 1.2544 Canadian per U.S. dollar, resulting in an unrealized gain of Canadian $0.2 million as of June 30, 2021.
Sales and marketing expenses

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Sales and marketing	2021	2020	$ Change	% Change
Sales and marketing expense	$3,173	$1,954	$1,219	62%
Less: Depreciation and amortization expense	$(12)	$(9)	$(3)	(33%)
Less: Stock-based compensation expense	$(319)	$(295)	$(24)	(8%)
Sales and Marketing (cash operating cost)	$2,842	$1,650	$1,192	72%

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Sales and marketing	2021	2020	$ Change	% Change
Sales and marketing expense	$5,917	$3,955	$1,962	50%
Less: Depreciation and amortization expense	$(24)	$(17)	$(7)	(41%)
Less: Stock-based compensation expense	$(658)	$(487)	$(171)	(35%)
Sales and Marketing (cash operating cost)	$5,235	$3,451	$1,784	52%
Sales and Marketing (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Sales and Marketing (cash operating cost) adjusts Sales and marketing expense for depreciation and amortization expense and stock-based compensation expense. See the reconciliation of the adjustments to Sales and marketing expense in the table above.
Sales and marketing expenses for the three months ended June 30, 2021 were $3.2 million, an increase of $1.2 million, or 62%, compared to the corresponding period of 2020. Excluding stock-based compensation expense of ($0.3) million in each of the periods, sales and marketing cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $2.8 million in the second quarter of 2021, an increase of $1.2 million, or 72%, compared to the second quarter of 2020.
Sales and marketing expenses for the six months ended June 30, 2021 were $5.9 million, an increase of $2.0 million, or 50%, compared to the corresponding period of 2020. Excluding stock-based compensation expense of ($0.7) million and ($0.5) million, respectively, in each of the periods, sales and marketing cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $5.2 million in the first half of 2021, an increase of $1.8 million, or 52%, compared to the first half of 2020.
The respective $2.8 million, or 72%, and $5.2 million, or 52%, increases in sales and marketing cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the second quarter and first half of 2021, as compared to the second quarter and first half of 2020, was driven primarily by an increase in sales, consulting, and marketing labour costs in Canada and Europe as a result of personnel increases, and by higher overall labour costs in Canada in 2021 as a result of an approximate 9% higher Canadian dollar, relative to the U.S. dollar, and the resulting negative impact on our Canadian operating cost base.
Stock-based compensation expense included in sales and marketing expense for the three and six months ended June 30, 2021 was $0.3 million and $0.7 million, respectively, compared to $0.3 million and $0.5 million, respectively, for the corresponding periods of 2020. The increase in 2021 is due primarily to new equity awards granted in 2021 and 2020 to a wider employee base to help retain key personnel.
Other expense for the three and six months ended June 30, 2021 was $0.1 million and $0.2 million, respectively, compared to $0.1 million and $0.3 million, respectively, for the corresponding periods of 2020. The following table provides a breakdown of other expense for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2021	2020	$ Change	% Change
Impairment loss (recovery) on trade receivables	$ 49	$ 50	$ (1)	(2%)
Restructuring expense (recovery)	33	13	20	154%
Acquisition charges	—	—	—	—
Other expenses (recovery)	$ 82	$ 63	$ 19	30%

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2021	2020	$ Change	% Change
Impairment loss (recovery) on trade receivables	$ 49	$ 250	$ (201)	(80%)
Restructuring expense	138	31	107	345%
Acquisition charges	—	—	—	—
Other expenses (recovery)	$ 187	$ 281	$ (94)	(33%)
Net impairment loss (recovery) on trade receivables for the six months ended June 30, 2021 were nominal, compared to $0.3 million for the corresponding period of 2020, and are due primarily to changes in the expected credit loss (“ECL”) on our financial assets measured at amortized cost which consist primarily of trade receivables and contract assets. ECLs are a probability-weighted estimate of credit losses. In the event that we are able to recover on an impaired trade receivable through legal or other means, the recovered amount is recognized in the period of recovery as a reversal of the impairment loss.
Finance income (loss) and other for the three and six months ended June 30, 2021 was $3.3 million and $4.1 million, respectively, compared to $0.6 million and $0.4 million for the corresponding periods of 2020. The following table provides a breakdown of finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2021	2020	$ Change	% Change
Employee future benefit plan expense	$ (32)	$	$ 24	43%
Pension administration expense	—	(8)	8	100%
Investment and other income (loss)	2,785	111	2,674	2409%
Foreign exchange gain (loss)	923	503	420	83%
Government levies	(400)	—	(400)	(100)%
Finance income (loss) and other	$	$		$496%

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2021	2020	$ Change	% Change
Employee future benefit plan expense	$	$		$42%
Pension administration expense	(13)	(13)	—	—%
Investment and other income (loss)	3,492	655	2,837	433%
Foreign exchange gain (loss)	1,284	(122)	1,406	1152%
Government levies	(600)	—	(600)	(100)%
Finance income (loss) and other	$	$		$904%
Employee future benefit plan expense and pension administration expense for the three and six months ended June 30, 2021 and 2020 were nominal in each of the periods and primarily represent the excess of expected interest cost on plan obligations in excess of the expected return on plan assets related to a curtailed defined benefit pension plan for certain former United States employees.
Investment and other income for the three and six months ended June 30, 2021 was $2.8 million and $3.5 million, respectively, compared to $0.1 million and $0.7 million, respectively for the corresponding periods of 2020. Amounts were earned on our cash, cash equivalents and short-term investments and have changed relatively proportionately with the increase in our overall average monthly cash balances.
Foreign exchange gains (losses) for the three and six months ended June 30, 2021 were $0.9 million and $1.3 million, respectively, compared to $0.5 million and ($0.1) million, respectively, for the corresponding periods of 2020. Foreign exchange gains and losses are attributable primarily to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. Foreign exchange gains and losses impacted by the conversion of Ballard Power Systems Europe A/S’ assets and liabilities from the Danish Kroner to the U.S. dollar at exchange rates in effect at each reporting date are recorded in other comprehensive income (loss).
Government levies for the three and six months ended June 30, 2021 was ($0.4) million and ($0.6) million, respectively, compared to nominal amounts for the corresponding periods of 2020. Government levies relate primarily to withholding taxes deducted from proceeds earned on certain commercial contracts.
Finance expense for the three and six months ended June 30, 2021 was ($0.3) million and ($0.6) million, respectively, compared to ($0.3) million and ($0.7) million, respectively, for the corresponding periods of 2020. Finance expense represents the interest expense incurred on all of our right-of-use assets with a lease term of greater than 12-months, including our head office building, manufacturing facility, and related storage facilities in Burnaby, British Columbia, as well as similar right-of-use assets in all of our subsidiaries.
Equity in income (loss) of investment in joint venture and associates for the three and six months ended June 30, 2021 was ($4.2) million and ($7.2) million, respectively, compared to ($2.9) million and ($5.4) million, respectively, for the corresponding periods of 2020. Equity in loss of investment in joint venture and associates relates to the pickup of 49% of the net income (loss) of Weichai Ballard JV as a result of our 49% ownership position, and 10% of the net income (loss) of Synergy Ballard JVCo as a result of our 10% ownership position. Both investments in China are accounted for using the equity method of accounting.
The loss of investment in joint venture and associates in the first half of 2021 and 2020 is primarily as a result of research and product development expenses in the periods consisting primarily of amounts expended on the ongoing $90 million technology transfer agreement with Ballard as Weichai Ballard JV continue to establish operations. Weichai Ballard JV will manufacture Ballard’s next-generation LCS fuel cell stack and LCS-based power modules for bus, commercial truck, and forklift applications with exclusive rights in China.
5.5     Summary of Quarterly Results
The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts and weighted average shares outstanding which are expressed in thousands)	Quarter ended,
	Jun 30,2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020
Revenues	$24,961	$17,619	$28,589	$25,624
Net loss from continuing operations	$(21,913)	$(17,802)	$(14,408)	$(11,212)
Net loss from continuing operations per share, basic and diluted	$(0.07)	$(0.06)	$(0.05)	$(0.05)
Weighted average common shares outstanding	297,569	288,209	268,735	246,059

	Jun 30,2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019
Revenues	$25,783	$23,882	$41,757	$24,679
Net loss from continuing operations	$(10,745)	$(13,103)	$(9,795)	$(9,307)
Net loss from continuing operations per share, basic and diluted	$(0.05)	$(0.06)	$(0.04)	$(0.04)
Weighted average common shares outstanding	235,765	235,330	233,969	232,810

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods were affected primarily by the following factors:
•Revenues: Variations in fuel cell product and service revenues reflect the demand and timing of our customers’ fuel cell vehicle, bus, and fuel cell product deployments as well as the demand and timing of their engineering services projects. Variations in fuel cell product and service revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts.
•Operating expenditures: Operating expenses were negatively impacted in the third quarter of 2019 by net impairment losses on trade receivables of ($1.5) million for amounts owed to us for product shipments sold to the former Wright Bus that were uncollectable. Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures.
•Net loss: Net loss in the third quarter of 2019 was impacted by the above noted impact on Operating expenditures in the third quarter of 2019.
6.CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES
6.1     Summary of Cash Flows
Cash and cash equivalents were $1,243.0 million as of June 30, 2021, compared to $763.4 million as of December 31, 2020. The $479.6 million increase in cash and cash equivalents in the first half of 2021 was driven by net proceeds of $527.3 million received from the sale of Common Shares under the bought deal offering completed in February 2021 (the “$550 million Offering”), and by share purchase option exercises of $2.1 million. These 2021 cash inflows were partially offset by net cash operating losses (excluding non-cash items) of ($22.6) million, net working capital outflows of ($10.9) million, equity investments in Weichai Ballard JV of ($6.1) million, purchases of property, plant and equipment and intangible assets of ($6.6) million, and by finance lease repayments of ($1.4) million.

6.2     Cash Provided by (Used by) Operating Activities
For the three months ended June 30, 2021, cash used in operating activities was ($17.8) million, consisting of cash operating losses of ($12.4) million and net working capital outflows of ($5.4) million. For the three months ended June 30, 2020, cash used in operating activities was ($14.8) million, consisting of cash operating losses of ($5.3) million and net working capital outflows of ($9.5) million. The ($3.0) million increase in cash used in operating activities in the second quarter of 2021, as compared to the second quarter of 2020, was driven by the relative increase in cash operating losses of ($7.1) million, partially offset by the relative decrease in working capital requirements of $4.1 million.
The relative ($7.1) million increase in cash operating losses in the second quarter of 2021 was negatively impacted by the increase in Adjusted EBITDA loss of ($11.6) million. This net (loss) increase in the second quarter of 2021 was also impacted by several items included in cash operating losses but excluded from Adjusted EBITDA loss or vice-versa including: higher equity investment losses in joint venture and associates of $1.3 million, and higher finance and other income of $2.7 million.
The total change in working capital of ($5.4) million in the second quarter of 2021 was driven by higher inventory of ($5.8) million primarily to support expected Heavy-Duty Motive shipments in the last half of 2021 and to help mitigate ongoing COVID-19 supply chain disruptions, and by higher accounts and contract receivables of ($3.4) million primarily as a result of the timing of revenues and the related customer collections. These second quarter of 2021 outflows were partially offset by higher accounts payable and accrued liabilities of $2.8 million primarily as a result of the timing of supplier payments and annual compensation awards, and by higher deferred revenue of $2.0 million as we received pre-payments on certain Heavy-Duty Motive and Technology Solutions contracts.
This compares to a total change in working capital of ($9.5) million in the second quarter of 2020 which was driven by higher accounts and contract receivables of ($4.2) million primarily as a result of the timing of revenues and the related customer collections, by higher inventory of ($3.5) million primarily to support expected Heavy-Duty Motive shipments in the last half of 2020 and to mitigate potential future COVID-19 supply chain disruptions, and by lower deferred revenue of ($1.4) million as we fulfilled contract deliverables on certain Heavy-Duty Motive and Technology Solutions contracts for which we received pre-payments in an earlier period.
For the six months ended June 30, 2021, cash used in operating activities was ($33.5) million, consisting of cash operating losses of ($22.6) million and net working capital outflows of ($10.9) million. For the six months ended June 30, 2020, cash used in operating activities was ($24.9) million, consisting of cash operating losses of ($12.3) million and net working capital outflows of ($12.6) million. The ($8.6) million increase in cash used in operating activities in the first half of 2021, as compared to the first half of 2020, was driven by relative increase in cash operating losses of ($10.3) million partially offset by the relative decrease in working capital requirements of $1.7 million.
The relative ($10.3) million increase in cash operating losses in the first half of 2021 was negatively impacted by the increase in Adjusted EBITDA loss of ($16.8) million. This net (loss) increase in the first half of 2021 was also impacted by several items included in cash operating losses but excluded from Adjusted EBITDA loss or vice-versa including: higher equity investment losses in joint venture and associates of $1.8 million, and higher finance and other income of $3.7 million.
The total change in working capital of ($10.9) million in the first half of 2021 was driven by higher inventory of ($10.3) million primarily to support expected Heavy-Duty Motive shipments in the last half of 2021 and to help mitigate ongoing COVID-19 supply chain disruptions, and by lower accounts payable and accrued liabilities of ($2.3) million as a result of the timing of payments for inventory purchases and annual compensation awards. These working capital outflows in 2021 were partially offset by higher deferred revenue of $2.2 million as we received pre-payments on certain Heavy-Duty Motive and Technology Solutions contracts, and by lower accounts and contract receivables of $1.0 million primarily as a result of the timing of revenues and the related customer collections.
This compares to a total change in working capital of ($12.6) million in the first half of 2020 which was driven by lower accounts payable and accrued liabilities of ($9.0) million as a result of the timing of payments for inventory purchases and annual compensation awards, by higher inventory of ($5.1) million primarily to support expected Heavy-Duty Motive shipments in the last half of 2020 and to mitigate potential future COVID-19 supply chain disruptions, by lower deferred revenue of ($4.9) million as we fulfilled contract deliverables on certain Heavy-Duty Motive and Technology Solutions contracts for which we received pre-payments in an earlier period, and by higher prepaid expenses of ($1.1) million. These working capital outflows were partially offset by lower accounts and contract receivables of $6.9 million primarily as a result of the timing of revenues and the related customer collections, and by higher accrued warranty obligations of $0.6 million related primarily to Heavy-Duty Motive product shipments.
6.3     Cash Provided by (Used by) Investing Activities
Investing activities resulted in net cash outflows of ($7.9) million and ($14.5) million, respectively, for the three and six months ended June 30, 2021, compared to net cash outflows of ($9.9) million and ($19.7) million, respectively, for the corresponding periods of 2020.
Investing activities in the second quarter of 2021 of ($7.9) million consist of investments in associated companies of ($3.0) million paid as planned for the ninth equity contribution in our 49% investment in Weichai Ballard JV, by capital expenditures of ($3.0) million incurred primarily for production and test equipment and certain intangible assets, and by increases in short-term investments of ($1.8) million primarily as a result of market gains. Investing activities in the second quarter of 2020 of ($9.9) million consist of investments in associated companies of ($6.4) million paid as planned for the fifth equity contribution in our 49% investment in Weichai Ballard JV, and by capital expenditures of ($3.5) million incurred primarily for production and test equipment.
Investing activities in the first half of 2021 of ($14.5) million consist of investments in associated companies of ($6.1) million paid as planned for the eighth and ninth equity contributions in our 49% investment in Weichai Ballard JV, by capital expenditures of ($6.6) million incurred primarily for production and test equipment and certain intangible assets, and by increases in short-term investments of ($1.8) million primarily as a result of market gains. Investing activities in the first half of 2020 of ($19.7) million consist primarily of investments in associated companies of ($12.9) million paid as planned for the fourth and fifth equity contributions in our 49% investment in Weichai Ballard JV, and by capital expenditures of ($6.9) million incurred primarily for production and test equipment.
6.4     Cash Provided by (Used by) Financing Activities
Financing activities resulted in net cash inflows (outflows) of ($0.2) million and $528.0 million, respectively, for the three and six months ended June 30, 2021, compared to net cash inflows of $13.4 million and $66.9 million, respectively, for the corresponding periods of 2020.
Financing activities in the second quarter of 2021 of ($0.2) million consist of proceeds from the exercise of share purchase options of $0.5 million which were more than offset by finance lease payments of ($0.7) million. Financing activities in the second quarter of 2020 of $13.4 million consist of net proceeds from the sale of share capital under the now terminated ATM Program of $12.2 million, proceeds from share purchase options of $1.8 million, partially offset by finance lease payments of ($0.6) million.
Financing activities in the first half of 2021 of $528.0 million consist of net proceeds from the sale of Common Shares of $527.3 million from the $550 million Offering, proceeds from the exercise of share purchase options of $2.1 million, partially offset by finance lease payments of ($1.4) million. Financing activities in the first half of 2020 of $66.9 million consist of net proceeds from the sale of share capital under the now terminated ATM Program of $64.7 million, proceeds from share purchase options of $3.4 million, partially offset by finance lease payments of ($1.2) million.
6.5     Liquidity and Capital Resources
As of June 30, 2021, we had total liquidity of $1,246.8 million. We measure liquidity as our net cash and short-term investment position, consisting of the sum of our cash, cash equivalents and short-term investments of $1,246.8 million, as we have no debt.
We have a Letter of Guarantee Facility (the “LG Facility”) enabling our bank to issue letters of guarantees, standby letters of credit, performance bonds, counter guarantees, counter standby letter of credit or similar credits on our behalf to from time to time up to a maximum of $2.0 million. As of June 20, 2021, there was nil outstanding on the LG Facility. We also have a Foreign Exchange Facility (the “FX Facility”) enabling us to enter into foreign exchange currency contracts to a maximum face value of $23.7 million (approximately Canadian $29 million) secured by a guarantee from Export Development Canada. As of June 30, 2021, we had outstanding foreign exchange currency contracts to purchase a total of Canadian $17.5 million under the FX Facility.
Our liquidity objective is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities and expected joint venture capital contributions at all times. Our strategy to attain this objective is to continue our drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on Fuel Cell Products and Services revenue growth, improving overall gross margins, maintaining discipline over Cash Operating Costs, managing working capital requirements, and securing additional financing to fund our operations as needed until we do achieve profitable operations that are sustainable. We believe that we have adequate liquidity in cash and working capital to achieve our liquidity objective.
Failure to achieve or maintain this liquidity objective could have a material adverse effect on our financial condition and results of operations including our ability to continue as a going concern. There are also various risks and uncertainties affecting our ability to achieve this liquidity objective including, but not limited to, the market acceptance and rate of commercialization of our products, the ability to successfully execute our business plan, and general global economic conditions, certain of which are beyond our control. While we continue to make significant investments in product development and market development activities necessary to commercialize our products, make increased investments in working capital as we grow our business, and make ongoing capital contributions in support of our investment in Weichai Ballard JV, our actual liquidity requirements will also vary and will be impacted by future acquisitions and strategic partnerships and investments, our relationships with our lead customers and strategic partners including their ability to successfully finance and fund their operations and programs and agreements with us, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product, service and licensing opportunities, our success in managing our operating expense and working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

We may also choose to pursue additional liquidity through the issuance of debt or equity in private or public market financings. To enable the timely issuance of equity securities in the public market, we renewed our Prospectus on file with the securities regulators in Canada in March 2021. The Prospectus, which is effective for 25-months ending in April 2023, was filed in each of the provinces and territories of Canada, and a corresponding shelf registration statement on Form F-10 was also filed with the United States Securities and Exchange Commission. These filings will enable offerings of securities up to an aggregate initial offering price of $1.5 billion at any time during the 25-month period that the Prospectus remains effective.
No assurance can be given that any such additional liquidity will be available or that, if available, it can be obtained on terms favorable to the Company. If any securities are offered under the Prospectus, the terms of any such securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering and would be described in a supplement to the Prospectus filed with applicable Canadian securities regulators and/or the SEC, respectively, at the time of such an offering.
7.OTHER FINANCIAL MATTERS
7.1     Off-Balance Sheet Arrangements and Contractual Obligations
Periodically, we use forward foreign exchange contracts to manage our exposure to currency rate fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are either (i) recorded in other comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in profit or loss (general and administrative expense) if either not designated, or not qualified, under hedge accounting criteria. As of June 30, 2021, we had outstanding foreign exchange currency contracts to purchase a total of Canadian $17.5 million at an average rate of 1.2544 Canadian per U.S. dollar, resulting in an unrealized gain of Canadian $0.2 million as of June 30, 2021. The outstanding foreign exchange currency contracts have not been designated under hedge accounting.
As of June 30, 2021, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments, or non-consolidated variable interests.
As of June 30, 2021, we had the following contractual obligations and commercial commitments (including capital contribution commitments to Weichai Ballard JV) calculated on a non-discounted basis with the exception of Finance leases:

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations	Total	Less than one year	1-3 years	4-5 years	After 5 years
Finance leases	$22,147	$4,208	$8,257	$5,663	$4,019
Asset retirement obligations	2,008	—	—	2,008	—
Capital contributions to Weichai Ballard JV	15,939	12,713	3,226	—	—
Total contractual obligations	$40,094	$16,921	$11,483	$7,671	$4,019
In addition, we have outstanding commitments of $9.5 million as of June 30, 2021 related primarily to purchases of property, plant, and equipment. Capital expenditures and expenditures on other intangible assets pertain to our regular operations and are expected to be funded through cash on hand.

In connection with the acquisition of intellectual property from UTC in 2014, we have a royalty obligation in certain circumstances to pay UTC a portion of any future intellectual property sale and licensing income generated from certain of our intellectual property portfolio for a period of 15-years expiring in April 2029. No royalties were paid to UTC in the three and months ended June 30, 2021 and for the years ended December 31, 2020, 2019 and 2018.
As of June 30, 2021, we retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $5.4 million) on sales of certain fuel cell products for commercial distributed utility applications. No royalties have been incurred to date as a result of this agreement.
We also retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $2.2 million) on sales of certain fuel cell products for commercial transit applications. No royalties have been incurred to date as a result of this agreement.
In the ordinary course of business or as required by certain acquisition or disposition agreements, we are periodically required to provide certain indemnities to other parties. As of June 30, 2021, we have not accrued any significant amount owing, or receivable, as a result of any indemnity agreements undertaken in the ordinary course of business.
7.2     Related Party Transactions
Related parties include our 49% owned equity accounted investee, Weichai Ballard JV, and our 10% owned equity accounted investee, Synergy Ballard JVCo. Transactions between us and our subsidiaries are eliminated on consolidation. For the three and six months ended June 30, 2021 and 2020, related party transactions and balances with Weichai Ballard JV and Synergy Ballard JVCo total as follows:

(Expressed in thousands of U.S. dollars)	Three Months Ended June 30,
Transactions with related parties	2021	2020
Revenues	$7,863	$11,240
Cost of goods sold and operating expense	$—	$—

(Expressed in thousands of U.S. dollars)	Six Months Ended June 30,
Transactions with related parties	2021	2020
Revenues	$12,630	$24,696
Cost of goods sold and operating expense	$—	$—

(Expressed in thousands of U.S. dollars)	As at Jun 30,	As at Dec 31,
Balances with related parties	2021	2020
Accounts receivable	$22,739	$17,564
Investments	$26,919	$27,561
Deferred revenue	$(3,697)	$(5,016)
We also provide key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Company’s share-based compensation plans. Key management personnel compensation is summarized in note 27 to our annual consolidated financial statements for the year ended December 31, 2020.
7.3     Outstanding Share and Equity Information

As of August 5, 2021
Common share outstanding	297,606,180
Options outstanding	4,009,142
DSUs outstanding	739,536
RSUs / PSUs outstanding (subject to vesting and performance criteria)	940,842
8.USE OF PROCEEDS
8.1     Reconciliation of Use of Proceeds from Previous Financings
The net proceeds from the $550 million Offering and from the bought deal offering completed in November 2020 (the “$402 million Offering”) were intended to be used to further strengthen the Company’s financial position, thereby providing additional flexibility to fund growth strategies, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments. The net proceeds from the Company’s at-the-market distribution programs completed in fiscal 2020 (the “ATM Programs”) were intended to be used for general corporate purposes. Pending their use, the Company disclosed its intention to invest the net proceeds from the $550 million Offering and the $402 million Offering in short-term, investment grade, interest bearing instruments or hold them as cash. As of June 30, 2021, the net proceeds of approximately $527 million from the $550 million Offering, net proceeds of approximately $385 million from the $402 million Offering, and net proceeds of approximately $309 million from the ATM Programs were held in interest bearing cash accounts.
9.ACCOUNTING MATTERS
9.1     Overview
Our consolidated financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
9.2     Critical Judgments in Applying Accounting Policies
Critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements is limited to our assessment of our ability to continue as a going concern (See Note 2 (e) to our consolidated financial statements).
Our significant accounting policies are detailed in note 4 to our annual consolidated financial statements for the year ended December 31, 2020. Effective January 1, 2021, a number of new standards and interpretations became effective. However, these new standards and interpretations did not have a material impact on our financial statements.

9.3     Key Sources of Estimation Uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income, and expenses within the next financial year.
REVENUE RECOGNITION
Revenues are generated primarily from product sales, the license and sale of intellectual property and fundamental knowledge, and the provision of engineering services and technology transfer services. Product revenues are derived primarily from standard product sales contracts and from long-term fixed price contracts. Intellectual property and fundamental knowledge license revenues are derived primarily from standard licensing and technology transfer agreements. Engineering service and technology transfer service revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.
Revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment.
On standard product sales contracts, revenues are recognized when customers obtain control of the product, that is when transfer of title and risks and rewards of ownership of goods have passed, and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale. Revenue recognition for standard product sales contracts does not usually involve significant estimates.
On standard licensing and technology transfer agreements, revenues are recognized on the transfer of rights to a licensee, when it is determined to be distinct from other performance obligations, and if the customer can direct the use of, and obtain substantially all of the remaining benefits from the license as it exists at the time of transfer. In other cases, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period. If it is determined that the license is not distinct from other performance obligations, revenue is recognized over time as the customer simultaneously receives and consumes the benefit. Revenue recognition for standard license and sale agreements does not usually involve significant estimates.
On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.
On long-term fixed price contracts, the customer controls all of the work in progress as the services are being provided. This is because under these contracts, the deliverables are made to a customer’s specification, and if a contract is terminated by the customer, then the Company is entitled to reimbursement of the costs incurred to date plus the applicable gross margin. Therefore, revenue from these contracts and the associated costs are recognized as the costs are incurred over time. On long-term fixed price contracts, revenues are recognized over time using cumulative costs incurred to date relative to total estimated costs at completion to measure progress towards satisfying performance obligations. Generally, revenue is recognized by multiplying the expected consideration by the ratio of cumulative costs incurred to date to the sum of incurred and estimated costs for completing the performance obligation. The cumulative effect of changes to estimated revenues and estimated costs for completing a contract are recognized in the period in which the revisions are identified. If the estimated costs for completing the contract exceed the expected revenues on a contract, such loss is recognized in its entirety in the period it becomes known. Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

•The determination of expected costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.
•The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the amount of consideration for which the Company expects to be entitled and in determining when a performance obligation has been met.
Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management’s assessment of the progress achieved against milestones, or that our estimates of the work required to complete a contract may change.
During the three and six months ended June 30, 2021 and 2020, there were no significant adjustments to revenues relating to revenue recognized in a prior period.
ASSET IMPAIRMENT
The carrying amounts of our non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated at least annually.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, our revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in our value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if our market capitalization decreased due to a decline in the trading price of our common stock, which could negatively impact the fair value of our business.
An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the cumulative loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
We perform the annual review of goodwill as of December 31 of each year, more often if events or changes in circumstances indicate that it might be impaired. Based on the impairment test performed as of December 31, 2020 and our assessment of current events and circumstances, we have concluded that no goodwill impairment test was required for the three and six months ending June 30, 2021.
In addition to the above goodwill impairment test, we perform a quarterly assessment of the carrying amounts of our non-financial assets (other than inventories) to determine whether there is any indication of impairment. During the three and six months ended June 30, 2021 and 2020, there were no significant impairment charges of our non-financial assets (other than inventories).
WARRANTY PROVISION
A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received.
In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three and six months ended June 30, 2021, we recorded provisions to accrued warranty liabilities of $0.6 million and $1.0 million, respectively, for new product sales, compared to $0.5 million and $1.8 million, respectively, for the three and six months ended June 30, 2020.
We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three and six months ended June 30, 2021 were adjusted by nominal amounts, compared to an adjustment downwards of $0.2 million for the three and six months ended June 30, 2020.
INVENTORY PROVISION
In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends, and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the three and six months ended June 30, 2021, net negative inventory adjustments of ($0.5) million and ($0.6) million, respectively, were recorded as a recovery (charge) to cost of product and service revenues, compared to net negative inventory adjustments of ($0.7) million in the three and six months ended June 30, 2020.

FINANCIAL ASSETS INCLUDING IMPAIRMENT OF TRADE RECEIVABLES
A financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (“FVOCI”); or fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. Our financial assets which consist primarily of cash, cash equivalents and short term investments, trade and other receivables, and contract assets, are classified at amortized cost.
An ECL model applies to financial assets measured at amortized cost and debt investments at FVOCI, but not to investments in equity instruments. The Company’s financial assets measured at amortized cost and subject to the ECL model consist primarily of trade receivables and contract assets.
In applying the ECL model, loss allowances are measured on either of the following bases:
•12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
•Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.
We have elected to measure loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.
When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, we consider reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on our historical experience and informed credit assessment and including forward-looking information.
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that we expect to receive). ECLs are discounted at the effective interest rate of the financial asset. At each reporting date, we assess whether financial assets carried at amortized cost are credit impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. Impairment (losses) recoveries related to trade receivables and contract assets are presented separately in the statement of profit or loss. During the three and six months ended June 30, 2021, net impairment (charges) on trade receivables and contract assets were recorded in other operating expenses were nominal, compared to net impairment (charges) of ($0.3) million during the six months ended June 30, 2020. Net impairment charges in the first half of 2020 include ECLs of ($0.3) million.
EMPLOYEE FUTURE BENEFITS
The present value of our defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

9.4     Recently Adopted Accounting Policy Changes
Effective January 1, 2021, a number of new standards and interpretations became effective. However, these new standards and interpretations did not have a material impact on our financial statements.
9.5     Future Accounting Policy Changes
The following is an overview of accounting standard changes that we will be required to adopt in future years. We do not expect to adopt any of these standards before their effective dates and we continue to evaluate the impact of these standards on our consolidated financial statements.
Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)
On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. On July 15, 2020 the IASB issued an amendment to defer the effective date by one year.
For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that:
•settlement of a liability includes transferring a company’s own equity instruments to the counterparty, and
•when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity.
The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The extent of the impact of adoption of the amendments to IAS 1 has not yet been determined.
Definition of Accounting Estimates (Amendments to IAS 8)
On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8).
The amendments introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy.
The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The extent of the impact of adoption of the amendments to IAS 8 has not yet been determined.
Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
On February 12, 2021, the IASB issued Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements).
The amendments help companies provide useful accounting policy disclosures. The key amendments include:
•requiring companies to disclose their material accounting policies rather than their significant accounting policies;
•clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and

•clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company’s financial statements.
The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The extent of the impact of adoption of the amendments to IAS 1 and IFRS Practice Statement 2 has not yet been determined.
Property, Plant and Equipment – Proceeds before Intended Use (Amendments to IAS 16)
On May 14, 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16).
The amendments provide guidance on the accounting for sale proceeds and the related production costs for items a company produces and sells in the process of making an item of property, plant, and equipment (“PPE”) available for its intended use. Specifically, proceeds from selling items before the related item of PPE is available for use should be recognized in profit or loss, together with the costs of producing those items.
The amendments are effective for annual periods beginning on or after January 1, 2022. Early adoption is permitted. The extent of the impact of adoption of the amendments to IAS 16 has not yet been determined.
Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)
On May 14, 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37).
IAS 37 does not specify which costs are included as a cost of fulfilling a contract when determining whether a contract is onerous. The IASB’s amendments address this issue by clarifying that the ‘costs of fulfilling a contract’ comprise both:
•the incremental costs – e.g. direct labour and materials; and
•an allocation of other direct costs – e.g. an allocation of the depreciation charge for an item of PPE used in fulfilling the contract.
The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts existing at the date when the amendments are first applied. Early adoption is permitted. The extent of the impact of adoption of the amendments to IAS 37 has not yet been determined.
10.SUPPLEMENTAL NON-GAAP MEASURES AND RECONCILIATIONS
10.1 Overview
In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs (including its components of research and product development (operating cost), general and administrative (operating cost) and sales and marketing (operating cost)), EBITDA and Adjusted EBITDA, and Adjusted Net Loss. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, operating expenses, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. The calculation of these non-GAAP measures has been made on a consistent basis for all periods presented.

10.2 Cash Operating Costs
This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on an ongoing cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis.
We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition costs, the impact of unrealized gains and losses on foreign exchange contracts, and financing charges. The following tables show a reconciliation of operating expenses to Cash Operating Costs for the three and six months ended June 30, 2021 and 2020:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Cash Operating Costs	2021	2020	$ Change
Total Operating Expenses	$24,399	$13,484	$10,915
Stock-based compensation expense	(2,535)	(1,552)	(983)
Impairment recovery (losses) on trade receivables	(49)	(50)	1
Acquisition and integration costs	—	—	—
Restructuring (charges) recovery	(33)	(13)	(20)
Impact of unrealized gains (losses) on foreign exchange contracts	(224)	242	(466)
Depreciation and amortization	(1,434)	(927)	(507)
Cash Operating Costs	$20,124	$11,184	$8,940

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Cash Operating Costs	2021	2020	$ Change
Total Operating Expenses	$42,366	$28,635	$13,731
Stock-based compensation expense	(4,873)	(2,605)	(2,268)
Impairment recovery (losses) on trade receivables	(49)	(250)	201
Acquisition and integration costs	—	—	—
Restructuring (charges) recovery	(138)	(31)	(107)
Impact of unrealized gains (losses) on foreign exchange contracts	(342)	(977)	635
Depreciation and amortization	(2,521)	(1,857)	(664)
Cash Operating Costs	$34,443	$22,915	$11,528
The components of Cash Operating Costs of research and product development (cash operating cost), general and administrative (cash operating cost), and sales and marketing (cash operating cost) differ from their respective most comparable GAAP measure of research and product development expense, general and administrative expense, and sales and marketing expense, primarily because they do not include stock-based compensation expense and depreciation and amortization expense. A reconciliation of these respective operating expenses to the respective components of Cash Operating Costs for the three and six months ended June 30, 2021 and 2020 is included in Section 5.4 Operating Expenses and Other Items.
A breakdown of total stock-based compensation expense for the three and six months ended June 30, 2021 and 2020 are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Stock-based compensation expense	2021	2020	$ Change
Total stock-based compensation expense recorded as follows:
Cost of goods sold	$—	$—	$—
Research and product development expense	1,417	761	656
General and administrative expense	799	496	303
Sales and marketing expense (recovery)	319	295	24
Stock-based compensation expense	$2,535	$1,552	$983

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Stock-based compensation expense	2021	2020	$ Change
Total stock-based compensation expense recorded as follows:
Cost of goods sold	$—	$—	$—
Research and product development expense	2,794	1,225	1,569
General and administrative expense	1,421	893	528
Sales and marketing expense (recovery)	658	487	171
Stock-based compensation expense	$4,873	$2,605	$2,268
A breakdown of total depreciation and amortization expense for the three and six months ended June 30, 2021 and 2020 are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Depreciation and amortization expense	2021	2020	$ Change
Total depreciation and amortization expense recorded as follows:
Cost of goods sold	$1,010	$632	$378
Research and product development expense	919	638	281
General and administrative expense	503	280	223
Sales and marketing expense	12	9	3
Depreciation and amortization expense	$2,444	$1,559	$885

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Depreciation and amortization expense	2021	2020	$ Change
Total depreciation and amortization expense recorded as follows:
Cost of goods sold	$1,792	$1,271	$521
Research and product development expense	1,720	1,281	439
General and administrative expense	777	559	218
Sales and marketing expense	24	17	7
Depreciation and amortization expense	$4,313	$3,128	$1,185
10.3 EBITDA and Adjusted EBITDA
These supplemental non-GAAP measures are provided to assist readers in determining our operating performance. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net loss from continuing operations, primarily because it does not include finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, the impact of unrealized gains and losses on foreign exchange contracts, and acquisition costs. The following tables show a reconciliation of net loss to EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2021 and 2020:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
EBITDA and Adjusted EBITDA	2021	2020	$ Change
Net loss from continuing operations	$(21,913)	$(10,745)	$(11,168)
Depreciation and amortization	2,444	1,559	885
Finance expense	330	316	14
Income taxes	3	67	(64)
EBITDA	$(19,136)	$(8,803)	$(10,333)
Stock-based compensation expense	2,535	1,552	983
Finance and other (income) loss	(3,276)	(550)	(2,726)
Loss (gain) on sale of assets	—	—	—
Impact of unrealized (gains) losses on foreign exchange contracts	224	(242)	466
Adjusted EBITDA	$(19,653)	$(8,043)	$(11,610)

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
EBITDA and Adjusted EBITDA	2021	2020	$ Change
Net loss from continuing operations	$(39,716)	$(23,848)	$(15,868)
Depreciation and amortization	4,313	3,128	1,185
Finance expense	646	660	(14)
Income taxes	14	83	(69)
EBITDA	$(34,743)	$(19,977)	$(14,766)
Stock-based compensation expense	4,873	2,605	2,268
Finance and other (income) loss	(4,098)	(408)	(3,690)
Loss (gain) on sale of assets	—	—	—
Impact of unrealized (gains) losses on foreign exchange contracts	342	977	(635)
Adjusted EBITDA	$(33,626)	$(16,803)	$(16,823)
10.4 Adjusted Net Loss
This supplemental non-GAAP measure is provided to assist readers in determining our financial performance. We believe this measure is useful in assessing our actual performance by adjusting our results from continuing operations for transactional gains and losses and impairment losses. Adjusted Net Loss differs from the most comparable GAAP measure, net loss from continuing operations, primarily because it does not include transactional gains and losses, asset impairment charges, and acquisition costs. There were no significant Adjusted Net Loss adjustments to net income for the three and six months ended June 30, 2021 and 2020.